CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	$5,231,440.00	$526.81

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement SUN-99

(To Prospectus dated July 31, 2015,

Prospectus Addendum dated January 1, 2016,

Prospectus Supplement dated July 31, 2015 and

Product Supplement EQUITY INDICES SUN-1 dated August 4, 2015)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-206013

523,144 Units $10 principal amount per unit CUSIP No. 25156D340	Pricing Date Settlement Date Maturity Date	February 25, 2016 March 3, 2016 February 25, 2019

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index

▪     Maturity of approximately three years, if not called prior to maturity

▪     Automatic call of the notes per unit at $10 plus the applicable Call Premium ($1.395 on the first Observation Date and $2.790 on the second Observation Date) if the Index is flat or increases above 100% of the Starting Value on the relevant Observation Date

▪     The Observation Dates will occur approximately one year and two years after the pricing date

▪     If the notes are not called, at maturity:

▪   a return of 30% if the Index is flat or increases up to the Step Up Value

▪   a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪   1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪     All payments are subject to the credit risk of Deutsche Bank AG

▪     No periodic interest payments

▪     Limited secondary market liquidity, with no exchange listing

The notes are being issued by Deutsche Bank AG (“Deutsche Bank”) through its London Branch. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet, page PS-7 of product supplement EQUITY INDICES SUN-1, page PS-5 of the prospectus supplement, page 2 of the prospectus addendum and page 12 of the prospectus.

The initial estimated value of the notes as of the pricing date is $9.69 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

By acquiring the notes, you will be deemed irrevocably to agree to be bound by any Resolution Measure imposed by the competent resolution authority. See “Consent to Potential Imposition of Resolution Measures” on page TS-4 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$10.00	$5,231,440.00
Underwriting discount	$0.20	$104,628.80
Proceeds, before expenses, to Deutsche Bank	$9.80	$5,126,811.20

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February 25, 2016

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019 (the “notes”) are our senior unsecured obligations. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debts except for debts required to be preferred by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank and to any Resolution Measure (as described herein) imposed by the competent resolution authority. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the Russell 2000® Index (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. Our initial estimated value of the notes was determined based on our valuation of two theoretical components of the notes: (i) a theoretical bond component and (ii) a theoretical derivative component. The value of the bond component of the notes is calculated based on an internal funding rate, which is determined primarily based on the rates at which our conventional debt securities of comparable maturity may trade, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The value of the derivative component is calculated based on our internal pricing models using relevant parameter inputs.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on the internal funding rate and the economic terms of certain related hedging arrangements. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.

Terms of the Notes
Issuer:	Deutsche Bank AG, London Branch	Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.
Principal Amount:	$10.00 per unit	Call Premiums:	$1.395 per unit if called on March 10, 2017 (which represents a return of 13.95% over the principal amount) and $2.790 per unit if called on February 16, 2018 (which represents a return of 27.90% over the principal amount).
Term:	Approximately three years, if not called.	Ending Value:	The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.
Market Measure:	Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index.	Step Up Value:	1,341.049 (130% of the Starting Value, rounded to three decimal places).
Starting Value:	1,031.576	Step Up Payment:	$3.00 per unit, which represents a return of 30% over the principal amount.
Observation Level:	The closing level of the Market Measure on the applicable Observation Date.	Threshold Value:	1,031.576 (100% of the Starting Value)
Observation Dates:	March 10, 2017 and February 16, 2018, subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.	Calculation Day:	February 15, 2019
Call Level:	1,031.576 (100% of the Starting Value)	Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-12.
Call Amounts (per Unit):	$11.395 if called on March 10, 2017 and $12.790 if called on February 16, 2018.	Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Deutsche Bank, acting jointly.

Autocallable Market-Linked Step Up Notes	TS-2

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Autocallable Market-Linked Step Up Notes	TS-3

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES SUN-1 dated August 4, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006214/dp58457_424b2-sunequity.htm

▪	Prospectus supplement dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

▪	Prospectus addendum dated January 1, 2016: http://www.sec.gov/Archives/edgar/data/1159508/000095010316009887/crt-dp62226_424b3.pdf

▪	Prospectus dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000119312515273165/d40464d424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Deutsche Bank.

Consent to Potential Imposition of Resolution Measures

Under the German Recovery and Resolution Act, which became effective on January 1, 2015, the notes may be subject to any Resolution Measure by the competent resolution authority under relevant German and/or European law if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. A “Resolution Measure” may include: (i) a write down, including to zero, of any payment (or delivery obligations) on the notes; (ii) a conversion of the notes into ordinary shares of (a) the issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) any other resolution measure, including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. By acquiring the notes, you will be deemed irrevocably to agree:

•	to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure,

•	that you would have no claim or other right against us arising out of any Resolution Measure, and

•	that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as set forth in the accompanying prospectus addendum dated January 1, 2016.

Please read “Risk Factors” in this term sheet and see the accompanying prospectus addendum for further information.

Autocallable Market-Linked Step Up Notes	TS-4

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪    You are willing to receive a return on your investment capped at the return represented by the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪    You anticipate that the notes will be automatically called or the Index will increase from the Starting Value to the Ending Value.

▪    You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.

▪    You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪    You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the internal funding rate and fees and charges on the notes.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount, as applicable.

▪    You are willing to consent to be bound by any Resolution Measure imposed by the competent resolution authority.

▪    You want to hold your notes for the full term.

▪    You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪    You seek principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in the Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪    You are unwilling to consent to be bound by any Resolution Measure imposed by the competent resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Market-Linked Step Up Notes	TS-5

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Hypothetical Payout Profile and Examples of
Payments at Maturity

The below graph is based on hypothetical numbers and values. These hypothetical values show a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Market-Linked Step Up Notes

This graph reflects the returns on the notes based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $3.00 per unit and the Step Up Value of 130% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, a Step Up Value of 130, the Step Up Payment of $3.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.00		-100.00%
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
100.00	(1)(2)	0.00%	$13.00	(3)	30.00%
102.00		2.00%	$13.00		30.00%
105.00		5.00%	$13.00		30.00%
110.00		10.00%	$13.00		30.00%
120.00		20.00%	$13.00		30.00%
130.00	(4)	30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
143.00		43.00%	$14.30		43.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 1,031.576, which was the closing level of the Market Measure on the pricing date.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(4)	This is the hypothetical Step Up Value.

Autocallable Market-Linked Step Up Notes	TS-6

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Redemption Amount Calculation Examples

Example 1
The Ending Value is 70.00, or 70.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	70.00
= $7.00 Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	130.00
Ending Value:	110.00
Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 143.00, or 143.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	130.00
Ending Value:	143.00
Redemption Amount per unit

Autocallable Market-Linked Step Up Notes	TS-7

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page PS-5 of the prospectus supplement, page 2 of the prospectus addendum and page 12 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes may be written down to zero, be converted into ordinary shares or other instruments of ownership or become subject to other Resolution Measures. You may lose some or all of your investment if any such measure becomes applicable to us. In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities (as defined in the accompanying prospectus addendum) are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities (as defined in the accompanying prospectus addendum). We expect the notes offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the notes differently. The imposition of any Resolution Measure does not constitute a default or an event of default under the notes, the senior indenture or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939 or give you any other right to accelerate or terminate the notes. You may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. Please see “Consent to Potential Imposition of Resolution Measures” in this term sheet and the risk factors beginning on page 2 of the prospectus addendum for more information.

▪	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), reduces the economic terms of the notes to you.

▪	Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions’ valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

▪	The public offering price you pay for the notes exceeds the initial estimated value. The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes the hedging related charge described below), all as further described in “Structuring the Notes” on page TS-12. These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the level of the Index, will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates will be made at prices determined by reference to their pricing models and at their discretion. These prices will include MLPF&S’s trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S, or any of our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Market-Linked Step Up Notes	TS-8

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you. Our economic interests in determining the initial estimated value of the notes on the pricing date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, are potentially adverse to your interests as an investor in the notes.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to you. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-30 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-9

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments (“Russell,” or the “Index sponsor”). The Index was developed by the Index sponsor and is calculated, maintained and published by the Index sponsor. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-23 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the notes. Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Selection of Stocks Composing the Index

All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume from all exchanges within a country) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Index. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Business development companies, exchange traded funds and mutual funds are also excluded. In addition, preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion.

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Annual reconstitution is a process by which the Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. Reconstitution of the Index occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through February 25, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 1,031.576.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

We have entered into a non-exclusive license agreement with Russell providing for the license to us, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to us is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed, and calculated by Russell without regard to us or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S has advised us that they or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of repurchase. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and our creditworthiness. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated value of the notes at the time of repurchase.

MLPF&S has also advised us that, if you hold your notes in a MLPF&S account, the value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. This price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Deutsche Bank or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we expect to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include us, MLPF&S and one of our respective affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, MLPF&S or any other hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-18 of product supplement EQUITY INDICES SUN-1.

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Summary Tax Consequences

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or other taxable disposition of your notes (including pursuant to a call) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Withholding under legislation commonly referred to as “FATCA” might (if the notes were recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to the payment of gross proceeds of a taxable disposition, including upon an automatic call or at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax advisor regarding the potential application of FATCA to the notes.

Non-U.S. holders should note that, notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2016, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated as of January 1, 2016, which has been filed by the Issuer on Form 6-K dated January 4, 2016.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due February 25, 2019

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, a prospectus addendum and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S has advised us that it classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-14